TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_____

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): April 12, 2002

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9. <u>Regulation FD Disclosure.</u>

Cleveland-Cliffs Inc published a News Release on April 12, 2002 as follows:


**Cliffs Announces Long-Term Agreement to Supply Iron Ore Pellets and
Investment in International Steel Group, Inc.**


CLEVELAND, OH – April 12, 2002 – Cleveland-Cliffs Inc (NYSE:CLF) today announced that it has entered into a long-term agreement to supply iron ore pellets to International Steel Group, Inc. (ISG), which announced today that it has completed the acquisition of the principal steel making and finishing assets of LTV Steel Corporation. Under the agreement, Cliffs will be the sole supplier of pellets purchased by ISG for a 15-year period beginning in 2002. Cliffs also announced that it has invested $13 million in ISG common stock, representing approximately 7 percent of ISG's equity.

Pellet sales to ISG in 2002 are estimated to be between 1.5 and 2 million tons, depending upon ISG's actual production scale-up. Sales over the remainder of the contract term will depend on the pellet requirements of ISG. ISG has announced that it plans to produce over 4.5 million tons of flat rolled steel annually. At this production level, the annual pellet requirements are expected to be about 5 million tons. Pellet sales over the 15-year contract term could total more than 70 million tons, or over $2 billion in revenue. Pellets sold under this contract will come from Cliffs-managed mines in Michigan and Minnesota.

John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "We are pleased to announce this sales agreement with ISG. Our contract with ISG should enable the Company to operate its production capacity at close to capacity levels beginning in 2003. We look forward to our partnership with this important new customer."


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Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors; such as: changes to ISG's startup schedule, changes in the demand for iron ore pellets


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by ISG and other customers due to changes in steel utilization rates, electric furnace production or imports of semi-finished steel; changes in imports of finished steel; changes in the financial condition of ISG; events or circumstances that could impair or adversely impact the viability of ISG or the production capacity of Cliffs' mines; and changes in domestic or international economic and political conditions.

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's Annual Report for 2001 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik
   Name: C. B. Bezik
   Title: Senior Vice President –Finance

Dated: April 15, 2002